UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2012

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

WNS (Holdings) Limited is incorporating by reference the information set forth in this Form 6-K into its registration statements on Form S-8 (File No.
333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849) and
Form F-3 (File No. 333-177250).

In this report, references to “UK” are to the United Kingdom. References to
“UK£” are to the British Pound Sterling, the legal currency of the Britain.

Other Events

WNS (Holdings) Limited, a leading provider of global business process solutions, today announced that it has acquired Fusion Outsourcing Services (Pty) Ltd., a leading BPO provider based in South Africa.  Fusion provides a range of outsourcing services including contact center, customer care and business continuity services to both South African and international clients.  With operations in Cape Town and Johannesburg, Fusion currently employs approximately
1,500 people.  WNS recently collaborated with Fusion to service one of WNS’s largest UK-based clients with premium voice services.

The acquisition of the shares of Fusion from BFSL Limited, part of UK-based BGL
Group of companies, is effective June 21, 2012, and cash consideration for the transaction was UK£10 million plus adjustments for cash and working capital. The transaction is expected to be funded from cash on hand, with approximately half of the consideration paid at completion and the remainder payable in tranches on or before May 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: June 21, 2012	By:	/s/ Alok Misra
	Name:	Alok Misra
	Title:	Group Chief Financial Officer